AH
3/18/2002



JC 3/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 57614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECEIVED FEB 28 2002 386

NAME OF BROKER-DEALER: Genesis Day Trade, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36-60 Main Street, 2nd Floor
(No. and Street)

Flushing (City) New York (State) 11354 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Yeh 718-886-8806 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Levine & Meyrowitz, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

111 Great Neck Road, Suite 201, Great Neck, New York 11021
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AH
3/18/2002

OATH OR AFFIRMATION

I, William Yeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

President

Title



Notary Public



ANDREW F. DORA, JR.
NOTARY PUBLIC STATE OF N.Y.
NO. 02D04691931 QUEENS COUNTY
COMMISSION EXPIRES: 02-28-2002

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LEVINE, LEVINE & MEYROWITZ, CPAS, P.C.
JULES E. LEVINE, C.P.A. ROBERT M. LEVINE, C.P.A. DAVID J. MEYROWITZ, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To The Members Of
Genesis Day Trade, LLC

We have audited the accompanying statement of financial condition of Genesis Day Trade, LLC as of December 31, 2001, and the related statements of income, and changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Day Trade, LLC as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Levine + Meyrowitz CPAs PC

February 13, 2002

111 GREAT NECK ROAD, SUITE 201, GREAT NECK, NY 11021
PHONE: 516-482-4200 / FAX: 516-487-7049 / E-MAIL: LLMCPA.COM

GENESIS DAY TRADE, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS	
Cash and Cash Equivalents	$ 291,707
Receivable From Broker	375,488
Commission Receivable	10,937
Property and Equipment	128,603
Prepaid Expenses	10,663
Security Deposits	26,336
Non-Marketable Securities	46,100
Organization Costs (Less Accumulated Amortization of $329)	251
TOTAL ASSETS	$ 890,085
LIABILITIES	
Capital Lease Obligations	$ 16,593
Accrued Expenses	73,140
Licensing Deposit	10,000
TOTAL LIABILITIES	99,733
MEMBER'S EQUITY	790,352
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 890,085

The accompanying notes are an integral part of these financial statements.



GENESIS DAY TRADE, LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 3,109,988
Trading Income	52,342
Investment Income	17,807
Total Revenues	$ 3,180,137
EXPENSES	
Clearance, Commission and Exchange Charges	$ 1,587,614
Depreciation and Amortization	89,741
Employee Compensation and Benefits	334,554
Entertainment	2,596
Consulting Fees	9,620
Communication and Data Processing	721,087
Insurance	2,452
Interest Expense	5,695
Occupancy	149,699
Office Expenses	41,670
Professional Fees	28,368
Advertising	15,132
Travel	5,498
Total Expenses	2,993,726
NET INCOME	186,411
Member's Equity – Beginning of Year	603,941
Member's Equity – End of Year	$ 790,352

The accompanying notes are an integral part of these financial statements.



GENESIS DAY TRADE, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated Liabilities – Beginning of Year	$	-0-
Increase/(Decrease)		-0-
Subordinated Liabilities – End of Year	$	-0-

The accompanying notes are an integral part of these financial statements.



GENESIS DAY TRADE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net Income	$ 186,411
Adjustments To Reconcile Net Income To Net Cash From Operating Activities:	
Depreciation and Amortization	89,741
Increase in Receivable From Broker	(161,494)
Decrease In Commission Receivable	147,253
Increase in Prepaid Expenses	(4,709)
Increase in Security Deposits	(3,200)
Decrease in Other Receivables	2,102
Increase in Accrued Expenses	56,266
Increase in Licensing Deposit	10,000
Total Adjustments	135,959
Net Cash From Operating Activities	322,370
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(43,032)
Net Cash Flow (Used In) Investing Activities	(43,032)
Cash Flows From Financing Activities:	
Payment of Capital Lease Obligations	(14,449)
Net Cash Flow (Used In) Financing Activities	(14,449)
Increase In Cash	264,889
Cash And Cash Equivalents At Beginning Of Year	26,818
Cash And Cash Equivalents At End Of Year	$ 291,707
Supplemental Disclosures:	
Operating activities reflect interest paid of:	$ 5,695

The accompanying notes are an integral part of these financial statements.



GENESIS DAY TRADE, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Genesis Day Trade, LLC, formerly known as Quantum Day Trade, LLC, was established in New York State on February 5, 1999, for the purpose of providing financial services for trading NASDAQ and listed securities.

Genesis Day Trade is a financial service company that provides direct trading technology to the trading community that includes retail and institution.

Genesis Day Trade, LLC is registered with the Securities Exchange Commission ("SEC") as a broker-dealer of securities in accordance with Section 15(b) of the Securities and Exchange Act of 1934 (the "Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies that are considered particularly significant:

(A) Use of Estimates:
To prepare financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

(B) Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

(C) Depreciation:
Depreciation is provided on a straight-line and accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(D) Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(E) Organization Costs:
Organization costs are being amortized over sixty (60) months.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

(F) Income Taxes:
The Company is not a taxpaying entity for the federal, state or city income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns. The members customarily make substantial capital withdrawals in April of each year to pay their personal income tax liabilities.

NOTE 3 – PROPERTY AND EQUIPMENT:

Assets are stated at cost. Depreciation and amortization are computed over the estimated useful life of the assets using various methods for both financial reporting and income tax purposes.

At December 31, 2001, Property and Equipment consisted of the following:

	Costs	Accumulated Depreciation/ Amortization	Life
Furniture and Fixtures	8,486	4,696	7 yrs.
Computer Equipment	193,845	119,788	5 yrs.
Leasehold Improvements	57,299	27,098	5 yrs.
Capital Leases	44,896	24,341	5-7 yrs.
	304,526	175,923	

NOTE 4 – CAPITALIZED LEASE OBLIGATION:

The Company obtained equipment under various capital leases expiring in October 2002. The assets and liabilities under capital leases are recorded at the lower of the present values of the minimum lease payments or the fair values of the assets. The assets are included in property and equipment and are depreciated over their estimated useful lives.

As of December 31, 2001, minimum future lease payments under said capital leases are:

Year Ending December 31,	Amount
2002	18,808
Total Minimum Lease Payments	18,808
Less: Amounts Representing Interest	2,215
Net Minimum Lease Payments	$ 16,593



NOTE 5 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in the amount of $100,000 and requires that the net capital not fall below 120% of the minimum amount, i.e. $120,000. At December 31, 2001, the Company had net capital of $568,008, which was $468,008 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was 5.69 to 1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The Company conducts its operations from facilities that are leased under two (2) non-cancelable operating leases expiring in June 2004. The Company has the option to renew the main lease for an additional five (5) year period. In addition, the Company is responsible for paying its proportional share of real estate tax escalations. Rental expense amounted to the following:

Year ended December 31, 2001	$ 127,412

Future minimum rentals payments under the above non-cancelable operating leases as of December 31, 2001 are as follows:

Year Ending December 31,	Amount
2002	$ 106,964
2003	111,663
2004	51,352
Total	$ 269,979

The Company has a $100,000 bank line of credit with no outstanding balance at December 31, 2001. The line of credit bears interest at the prime rate plus 1.5%. At December 31, 2001, the interest rate was 6.25%. Collateral is a first lien on business assets including accounts receivable, furniture, fixtures, equipment, and general intangibles. The line of credit is personally guaranteed by the sole member.



SUPPLEMENTARY

INFORMATION



SCHEDULE 1

GENESIS DAY TRADE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL		
Total Member's Equity Qualified For Net Capital		$ 790,352
Add: Liabilities Subordinated To Claims Of General Creditors Allowable In Computation Of Net Capital		-0-
Total Capital And Allowable Subordinated Liabilities		790,352
Deductions		
A. Non-Allowable Assets		
Property and Equipment - Net	128,603	
Prepaid Expenses	10,663	
Non-Allowable Investments	46,100	
Security Deposit	26,336	
Organization Costs	251	211,953
Net Capital Before Haircuts On Securities Positions (Tentative Net Capital)		578,399
Haircut On Securities Trading And Investment Securities		10,390
Net Capital		$ 568,009
AGGREGATE INDEBTEDNESS		
Items Included In Statement Of Financial Condition		
Accrued Expenses		$ 73,140
Capital Lease Obligations		16,593
Customer Deposit		10,000
TOTAL AGGREGATE INDEBTEDNESS		$ 99,733
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		$ 100,000
TOTAL		$ 568,009
Excess Net Capital		$ 468,009

The accompanying notes are an integral part of these financial statements.



SCHEDULE 1 (Continued)

GENESIS DAYS TRADE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Excess Net Capital at 1500%	$ 561,359
Excess Net Capital at 1000%	558,035
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.69 to 1%
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report	568,009
Audit Adjustments	-0-
Net Capital Per Above	$ 568,009

The accompanying notes are an integral part of these financial statements.

